Exhibit 2.1

[Waterfields Logo]

20 December 2002

To The Shareholders of Waterfields Company Limited

THIS CIRCULAR CONTAINS IMPORTANT INFORMATION.

Waterfields Company Limited (the “Company”) has received notice from Bacardi & Company Limited that Bacardi & Company Limited wishes to sell all its holding of 2025 ordinary shares, which shares carry special rights of nomination to the Company’s Board.

The proposed buyer is Consolidated Water Co. Ltd., a Cayman Islands company with its principal offices at Trafalgar Place, West Bay Road, P.O. Box 1114 GT, Grand Cayman. There is, enclosed with this circular, a description of the buyer and of its activities.

A price of B$690.00 per share has been agreed, subject to the Company’s performance (financial and operational) as set forth in the Share Sale Agreement between Bacardi & Company Limited and Consolidated Water Co. Ltd. dated 16 December 2002 (the “Share Sale Agreement”). A finalisation of the sale and purchase is further subject to certain conditions that are set out the Share Sale Agreement. These conditions include:

a)	the approval of the Bacardi & Company Limited and this Company’s Boards

b)	the approval of the Bahamas Investment Authority, and

c)	the non-execution by shareholders of any pre-emption rights vested in them in respect of all the 2025 shares.

The Company, subject to final approval of its Board, is minded to approve the proposed sale and purchase to Consolidated Water Co. Ltd. provided that there is no member or members who is or who between them are willing to purchase ALL 2025 shares at the said price.

The purchaser of the shares will be required to (1) provide its/their guarantee or a bond or both for the due performance of the Company’s obligations under the contract with the Water & Sewerage Corporation, and (2) enter into an agreement with the company to provide such services to it as are now provided under contract by Bacardi & Company Limited.

Bearing in mind the obligations which attach to Bacardi & Company Limited’s shares, the Company, in accordance with the transfer provisions contained in its Articles of Association, now offers them at the stipulated price to existing shareholders or personal related to them.

If you are interested in purchasing all the shares and you (or any group of purchasers to which you belong) will satisfy the guarantee and servicing requirements, you must so notify the Company in writing not later than 31 January 2003, providing all necessary supporting material.

In the absence of there being existing shareholders willing to purchase all the shares at such price, the proposed sale to Consolidated Water Co. Ltd. will proceed.

IMPORTANT NOTES

1.	Tender Offer by Consolidated Water Co. Ltd.

Please be advised that in conjunction with its offer to purchase the 2025 shares (and subject to the completion of such purchase), Consolidated Water Co. Ltd. is making a Tender Offer to you and all other shareholders (other than DesalCo Limited) to purchase all your and their shares at the same price of B$690.00 per share, subject to the Company’s performance (financial and operational) as set forth in the Share Sale Agreement. The Tender Offer is enclosed herewith. Please note in particular that the time limit for acceptance of the Tender Offer is 31 January 2003, and that all responses to the Tender Offer must be made in writing as directed therein.

2.	Purchase of Shares in Waterfields Company Limited

This request for notification of your interest in the purchase of the 2025 shares held by Bacardi & Company Limited shall also have effect in respect of all other shares of the Company which are the subject of the Tender Offer. Accordingly, if you are interested in purchasing any such other shares at the stipulated price from the Company’s existing shareholders, you must similarly notify the Company in writing not later than 31 January 2003.

The following documents are available at the Company’s office for review:

•	The Transfer provisions in the Articles of the Company;

•	The Share Sale Agreement;

•	The contract between the Water & Sewerage Corporation and the Company; and

•	The service contract between the Company and Bacardi & Company Limited.

Responses should be directed to my attention at the address or fax number above.

Very truly yours,

/s/ Linda Beidler-D’Aguilar

Linda Beidler-D’Aguilar
Assistant Secretary

[Consolidated Water Co. Ltd. Logo]

TENDER OFFER

TO: All Shareholders of Waterfields Company Limited (“WCL”)

Consolidated Water Co. Ltd. (hereinafter referred to as the “Offeror”) has made an offer to Bacardi & Company Limited (hereinafter referred to as “BACO”) for the purchase of all of the shares held by it in WCL being 2025 ordinary shares (hereinafter referred to as the “said Shares”) which said Shares carry special rights of nomination to the WCL’s Board of Directors for the sum of B$690.00 per share, and BACO has agreed to sell the said Shares to the Offeror for the price subject to the terms and conditions set out in the circular by WCL to all of its Shareholders pursuant to Article 35 of the Articles of Association.

Concomitant with the offer made by the Offeror for the purchase of the said Shares for the sum of B$690.00 per share, the Offeror hereby offers you the sum of B$690.00 per share for the purchase of all shares held by you in WCL. This offer is subject to the same conditions set out to in the circular by WCL in connection with BACO’s acceptance of the offer made to it by the Offeror and completion of the purchase of the BACO Shares.

In particular this offer is subject to the Offeror assuming the position held be BACO in respect of its entitlement under the Articles of Association to appoint four (4) Directors to the Board of Directors of WCL.

The above mentioned offer shall remain open until 5:00 PM January 31st, 2003 and if the same is not accepted by that date it shall be deemed to have expired and it will no longer open to you for acceptance.

All acceptances should be forwarded to the following address so as to reach an address before the expiration of the above mentioned date:

Linda Beidler-D’Aguilar
Assistant Secretary
Waterfields Company Limited
P.O. Box N-4880
Nassau, Bahamas
or via fax at 242-362-1918.

This offer is tendered by the Offeror this 20th day of December 2002.

/s/ Jeffrey M. Parker

Consolidated Water Co. Ltd.

I/We ____________, hereby accept the above offer in respect of the ______________ (Number of Shares) shares held by me/us in WCL

Dated this                      day of 20

_______________________________
Shareholder Name and Signature

CONSOLIDATED WATER CO. LTD. NASDAQ – ‘CWCO’	Consolidated Water

Consolidated Water was formed, in the Cayman Islands, in 1973 to provide water and sewerage services for the upscale Governor’s Harbour development. Its initial plant produced 14,400 US gallons per day.

1974 saw the start of the construction and tourism boom in the Cayman Islands that the Cayman Islands government has acknowledged would not have occurred without the reliable high quality water supplied by the Company.

The Company began to extend its pipelines to properties along the famed Seven Mile Beach and, in 1979, was granted a 20 – year exclusive License by government to supply that area. In 1990, a new exclusive 20 – year License was granted that also included the major residential area of West Bay.

The pipeline distribution system now covers some 65 miles and, in 2001, total unaccounted for water was less than 5%. Never, in its 29 year history, has the Company failed to supply its customers and, in a World Bank Report some years ago, it was recognized as one of the three most efficient water utilities in the world.

Through an agreement with DesalCo Ltd., in 1989, the Company began basing its water making operations on reverse osmosis technology and now exclusively uses this technology in all its operations. It maintains its plants on the cutting edge of proven technology and, for their size, they are among the most energy efficient in the world.

In 2000, the Company began operations on Ambergris Cay in Belize and, in 2001, on South Bimini in the Commonwealth of the Bahamas.

The Company presently operates five plants in three countries in the Caribbean basin with a total capacity of 2.9 million US gallons per day.

Consolidated Water is quoted on the NASDAQ National Market in the United States under the symbol ‘CWCO’. It has in excess of 3,000 shareholders and has paid dividends at a consistently increasing rate since 1985.

For further information:	www.consolidated-water.com Frederick W. McTaggart, President & C.O.O. Tel. (345) 945-4277 E mail cwco@candw.ky